September 16, 2005



Ms. Monique van Oord
Chief Financial Officer and Corporate Secretary
Linux Gold Corp.
1103-11871 Horseshoe Way
Richmond, British Columbia V7A 5H5 CANADA


	Re:	Linux Gold Corp.
		Form 20-F for Fiscal Year Ended February 28, 2005
Filed August 29, 2005
      File No. 0-30084


Dear Ms. van Oord:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year ended February 28, 2005

Item 15.  Controls and Procedures, page 44

1. Your filing states that your evaluation of the effectiveness of the disclosure controls and procedures was done within 90 days prior to the filing date of the report. Please amend your filing to indicate, if true, that this evaluation was done as of the end of the period covered by the report, as required in the instructions to Item
15(a) of Form 20-F.

2. With regard to Changes in Internal Controls over Financial Reporting, please amend your filing to disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If you have determined no such changes have occurred, please disclose this conclusion as required in the instructions to Item 15(d) of Form 20-F.

Financial Statements, page F-1

General

3. Your financial statements disclose that you are an exploration stage company as defined by Statement of Financial Accounting
Standard ("SFAS") No. 7. Tell us what date you believe you entered the development stage, and the facts and circumstances you considered in determining this date.

4. Please amend your financial statements to include the following, as required by SFAS No. 7, paragraph 11, for development stage companies:

* A balance sheet, including any cumulative net losses reported with a descriptive caption such as "deficit accumulated during the development stage" in the stockholders` equity section. This accumulated deficit should report your losses as of the date you determined you entered the development stage of your current business plan through the balance sheet dates presented, based on your response to comment three above. Cumulative losses prior to the date you determined you entered the development stage of your current business plan should be reported as "losses prior to the development stage" or other suitable description.
* A statement of loss and deficit reporting cumulative revenue and expenses by line item from the date of inception of the current development stage through the date of the latest balance sheet presented.
* A statement of cash flows reporting cumulative amounts by line item from the inception of the current development stage through the date of the latest balance sheet presented.
* A statement of changes in stockholders` equity disclosing each issuance of stock, warrants or other or other equity securities from the inception of the current development stage in accordance with FAS
7, paragraph 11(d) and Item 8(A)(1)(c) of the instructions to Form
20-F.
* A disclosure of the date the latest development stage started and the facts and circumstances you considered in making that determination.

Report of Independent Accounting Firm, page F-2

5. The additional information required to be presented in your financial statements as described in comment four above will require a revision to the audit opinion to address the cumulative amounts presented in your statements of loss, cash flows and the statement of changes in shareholders` equity. Please provide a revised Report of
Independent Accounting Firm.

Note 7.  Common Stock, page F-13

6. Please revise the disclosures here and in Note 6(b) to meet the requirements of Item 8(A)(1)(f) of the instructions to Form 20-F.
Item 8(A)(1)(f) requires an analysis of each caption of other stockholders` equity in the form of a reconciliation of the beginning balance to the ending balance for each period for which a balance sheet is required to be presented. You may present this disclosure as part of the statement of changes in stockholders` equity as required by Item 8(A)(1)(c) of the instructions to Form 20-F rather than in a note to your financial statements, discussed in comment four above.

Item 19.  Exhibits, page 46

7. In an amended filing, provide correctly worded certifications required pursuant to Section 302 of the Sarbanes Oxley Act. Please refer to the information provided in the instructions to Item 19 of
Form 20-F and Financial Release 33-8238 for the exact wording needed in these certifications. Please contact us at the phone number listed below if you have any questions.

Engineering Comments

General

8. Insert a small-scale map showing the location and access to your property, as required by Instruction 3(B) of Rule 102 of Regulation
S-K. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.


9. You make references to mines and other mineral properties that exist in the area of your properties, such as on page 15, 19 and 24.
Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of your properties.

10. Provide to the staff, a written consent from any experts whose name you cite, and whose work you incorporate into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your filing. Otherwise, remove the references to individuals or company names.

Glossary of Mining Terms, page 4

11. Please note in regards to your first paragraph of this section, that only those mineral quantity categories allowed by Commission rules are allowed to be disclosed in SEC filings. Disclosure requirements of foreign governments have no authority to regulate disclosure in SEC filings. When justified, Canadian mineral reserve and resource categories may be disclosed by Canadian incorporated companies in SEC filings along with certain additional disclosure. Remove the first paragraph.

12. Note that neither the SEC or Canadian regulators allow the usage of the term "geological resources" in public filings. Remove the definition for this term.

13. Until such time as you have need to disclose mineral resource or reserve quantities, remove all "mineral resource" and "mineral reserve" definitions from this section.

Risk Factors, page 9

14. Add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" (that is being commercially viable) is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably not be recovered.





Business Overview, page 15

15. Early in this section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).

16. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

17. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve

18. In each description of a mineral property, disclose that you have no reserves.

19. Expand your disclosure about your exploration plans for your properties.
* Disclose a brief geological justification for each of your exploration projects written in non-technical language.
* Disclose a breakdown of your exploration timetable and budget, including estimated funds that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
* If there is a phased program planned, briefly outline all phases.
* Or disclose that you have no current detailed plans to conduct exploration on your property.
* Disclose how the exploration program will be funded.
* Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

20. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over some area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Revise your text accordingly.

21. In your description of the Duna Choapa Norte Orebody and La
Barca
Orebody, you refer to acquiring a "non-exclusive option." Please disclose what this means.

Property, Plant and Equipment, page 23

22. Most of the information in this section duplicates information in earlier sections. Remove any duplicative disclosure in this section or any other section.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761, or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.
You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Ms. Monique van Oord
Linux Gold Corp.
September 16, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010